FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Announces Rights Issue

Capital Increase Expected to Increase Available Cash by €3.8 Million

Jena, Germany –March 5, 2004. Intershop Communications AG (Prime Standard: ISH1; "Intershop" or "the Company") today announced that the Company's Executive Board (Vorstand) and Supervisory Board (Aufsichtsrat) have decided to implement a public rights issue from authorized capital in order to raise cash and strengthen the Company’s balance sheet.

As part of the subscription offer, the Company will offer all current Intershop shareholders the opportunity to subscribe for one new Intershop common bearer share per 11.5 existing Intershop common bearer shares held at a price of €2.00 per share (indirect pre-emptive right) during the period from March 10, 2004 to March 24, 2004. To this end, Intershop will issue up to 1,916,113 new common bearer shares from authorized capital.

Any shares not subscribed by shareholders will be placed with institutional investors by Munich, Germany-based VEM Aktienbank AG, the investment bank handling the transaction. Through this additional private placement by VEM Aktienbank AG, Intershop expects to raise approximately €3.8 million.

"Upon completion, this rights issue will strengthen Intershop's equity position and provide the Company with additional flexibility for financing its ongoing business and future growth. Overall, this action will substantially increase Intershop's freely available cash. We are convinced that this will send a positive message to our shareholders, customers, and partners," said Dr. Jürgen Schöttler, Chief Executive Officer and Chairman of Intershop's Executive Board.

The new shares are expected to increase the total number of Intershop issued and outstanding shares by 8.7 percent, from 22,035,299 to 23,951,412. Consequently, the Company expects this rights issue will be dilutive to consolidated earnings per share.

The Company will publish the subscription offer on March 9, 2004 in the electronic Bundesanzeiger (Federal Gazette) at www.ebundesanzeiger.de and in the Frankfurter Allgemeine Zeitung (FAZ), a German daily newspaper.

About Intershop

Intershop Communications AG (Prime Standard: ISH1) is a leading provider of software solutions that help organizations evolve their trading relationships with consumers and business partners online. Founded in 1992, Intershop has a long tradition of driving innovation in e-commerce by automating and simplifying sales and buying processes. Intershop Solutions enable organizations to consolidate and manage unlimited online commerce channels on a single platform. As a result, Intershop customers benefit from reduced operating expenses and competitive advantages in their online sales activities. More than 300 enterprise customers worldwide, including HP, and BMW, run Intershop Solutions. Four of the five largest e-commerce sites in Germany rely on Intershop Solutions: Otto, Tchibo, Deutsche Telekom, and Quelle. Intershop is headquartered in Jena, Germany, and has branch offices in the United States, Europe and Asia. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations:
Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com

Press:
Dana Schmidt
T: +49-3641-50-1000
F: +49-3641-50-1002
d.schmidt@intershop.com

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: March 5, 2004	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)